10f-3 REPORT

SMITH BARNEY INCOME FUNDS
SMITH BARNEY HIGH INCOME FUND

August 1, 2004 through January 31, 2005

	      Trade			     		      %
Issuer	      Date    Selling Deale       Amount    Priceby Fund Issue(1)

MGM Mirrage   8/11/04  Bank of America   $4,900,000 $100.00 0.98 7.60 A
144A		       Securities

Dresser Rand  10/14/04 Morgan Stanley	$1,425,000 $100.00   0.34 1.57 B
Group Inc.
7.375%
due 11/1/14

HCA Inc.      11/16/04	 JPM	     $2,750,000  $99.670  0.367 2.667C

(1) Represents purchases by all affiliated funds and discretionary accounts;
     may not exceed 25% of the principal amount of the offering.
A- Includes purchases of $33,100,00 by other affiliated mutual funds and discretionary accounts.
B- Includes purchases of $5,165,000 by other Smith Barney mutual funds. C- Includes purchases by other affiliated mutual funds and discretionary accounts in the amount of $,17,250,000.